UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER S.A.

RESOLUTION

We hereby inform that, pursuant to an extraordinary meeting held on July 13, 2011, the Board of Directors of Embraer S.A. (the “Company”):

(1) accepted the resignation of Ms. Cynthia Marcondes Ferreira Benedetto from her position as Executive Vice President of Finance and Investor Relations Officer, effective July 15, 2011; and

(2) elected Mr. Paulo Penido Pinto Marques, a Brazilian citizen, married, engineer, as Executive Vice President of Finance and Investor Relations Officer. The term of office of Mr. Paulo Penido Pinto Marques shall be effective July 18, 2011 and end simultaneously with the expiration of the term of office of the other statutory officers of the Company, i.e., at the meeting of the Board of Directors following the Annual General Ordinary Shareholders’ Meeting that will examine and vote the financial statements for the fiscal year ended December 31, 2012.

São José dos Campos, July 14, 2011.

Cynthia Marcondes Ferreira Benedetto

Executive Vice President of Finance and

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
	Name:	Cynthia Marcondes Ferreira Benedetto
	Title:	Executive Vice-President and Chief Financial Officer